-----------------                              U.S. SECURITIES AND EXCHANGE COMMISSION                  ----------------------------
| F  O  R  M  4 |                                      Washington, D.C. 20549                           |       OMB APPROVAL       |
-----------------                                                                                       |--------------------------|
                                           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                 |OMB Number       3235-0287|
[ ] Check this box if                                                                                   |Expires: September 30,1998|
    no longer Subject        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,    |Estimated ave. burden     |
    to Section 16.              Section 17(a) of the Public Utility Holding Company Act of 1935 or      |hours per response.....0.5|
                                         Section 30(f) of the Investment Company Act 1940               ----------------------------
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|1.Name and Address of Reporting Person* |2.Issuer Name and Ticker or Trading Symbol      |6.Relationship of Reporting Person to   |
|                                        |                                                |  Issuer (Check all Applicable)         |
|  BRAUN, JERRY                          |  NEW YORK HEALTH CARE, INC, - NYHC             |                                        |
|                                        |                                                | X  Director           X  10% Owner     |
|----------------------------------------|------------------------------------------------|---                   ---               |
|      (Last)             (First)    (MI)|3.IRS or Soc. Sec. No. |4.Statement for Month/  | X  Officer               Other         |
|                                        |  of Reporting Person  |  Year                  |---(give title below) ---(Specify below)|
|  929 East 28th Street                  |  (Voluntary)          |                        |       President                        |
|                                        |                       |     7/99               |----------------------------------------|
|----------------------------------------|                       |------------------------|7. Individual or Joint/Group Filing     |
|      (Street)                          |                       |5.If Amendment, Date of |   (Check Applicable Line)              |
|                                        |                       |  Original (Month/Year) |                                        |
|                                        |                       |                        | x   Form filed by One Reporting Person |
|  Brooklyn, NY  11210                   |                       |                        |---                                     |
|                                        |                       |                        |    Form filed by More than One         |
|                                        |                       |                        |--- Reporting Person                    |
|----------------------------------------------------------------------------------------------------------------------------------|
|      (City)         (State)     (Zip)                                                                                            |
|                                              TABLE I - Non-Derivative Securities Acquired, Disposed of or Beneficially Owned     |
|----------------------------------------------------------------------------------------------------------------------------------|
|1.Title of Security            |2.Transac-  |3.Trans. |4.Security Acquired (A) or     |5.Amount of      |6.  |7.Nature of Indirect|
|  (Instr. 3)                   |  tion Date |  Code   |  Disposed of (D)              |  Securities     |Own.|  Beneficial        |
|                               |(Mon/Day/Yr)|(Instr.8)|  (Instr. 3, 4 & 5)            |  Beneficially   |Form|  Ownership         |
|                               |            |---------|-------------------------------|  Owned at End of|(D) |  (Instr. 4)        |
|                               |            |    |    |                |(A) |         |  Month          |or  |                    |
|                               |            |Code| V  |     Amount     |(D) |  Price  |  (Instr. 3 & 4) |(I) |                    |
|-------------------------------|------------|----|----|----------------|----|---------|-----------------|----|--------------------|
|                               |            |    |    |                |    |         |                 |    |                    |
|-------------------------------|------------|----|----|----------------|----|---------|-----------------|----|--------------------|
|Common Stock, $.01 par value   |            |    |    |                |    |         | 820,498         | D  |                    |
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Reminder: Report on a separate line for each class securities owned directly or indirectly.                         SEC 1474 (7-98)
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

                                                                                                                      PAGE:  1 OF  2

FORM 4 (continued)          TABLE II - Derivative Securities Acquired, Disposed of, Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible security)
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|1.Title of|2.Conver-|3.   |4.Tran-  |5.Number of          |6.Date     |7.Title and Amount   |8.Price of|9.Number  |10. |11.Nature |
|Derivative|sion or  |Trans|  saction|  Derivative         |Exercisable|  of Underlying      |Derivative|  of      |Own.|   of     |
|Security  |Exercise |Date |  Code   |  Securities         |and        |  Securities         |Security  |Derivative|Form|Indirect  |
|(Instr. 3)|Price of |(Mon/|(Instr.8)|  Acquired (A) or    |Expiration |  (Instr. 3 & 4)     |(Instr. 5)|Securities|of  |Beneficial|
|          |Deriva-  | Day/|         |  Disposed of (D)    |Date       |                     |          |Benefi-   |Deri|Ownership |
|          |tive     |Year)|         |  (Instr. 3, 4 & 5)  |(Month/Day/|                     |          |cially    |Sec.|(Instr. 4)|
|          |Security |     |         |                     |   Year)   |                     |          |Owned at  |Dir.|          |
|          |         |     |         |                     |-----------|---------------------|          |End of    |(D) |          |
|          |         |     |         |                     |     |     |          |Amount or |          |Month     |or  |          |
|          |         |     |---------|---------------------|Date |Exp. |   Title  |Number of |          |(Instr. 4)|Ind.|          |
|          |         |     |Code| V  |    (A)   |    (D)   |Exbl.|Date |          |Shares    |          |          |(I) |          |
|----------|---------|-----|----|----|----------|----------|-----|-----|----------|----------|----------|----------|----|----------|
|          |         |     |    |    |          |          |     |     |          |          |          |          |    |          |
|CLASS A   |         |     |    |    |          |          |8/6/ |  -  | Common   | 180,000  | $225,000 | 180,000  | D  |          |
|Conver-   |         |     |    |    |          |          |98   |     | Stock    |          |          |          |    |          |
|tible     |         |     |    |    |          |          |     |     |          |          |          |          |    |          |
|Preferred |         |     |    |    |          |          |     |     |          |          |          |          |    |          |
|Stock     |         |     |    |    |          |          |     |     |          |          |          |          |    |          |
|----------|---------|-----|----|----|----------|----------|-----|-----|----------|----------|----------|----------|----|----------|
|Class A   |         |7/29 |  P |    | 41,391   |          |7/29 |     |          | 41,391   | $37,500  | 41,391   | D  |          |
|Conver-   |         |/99  |    |    |          |          |/99  |     |          |          |          |          |    |          |
|tible     |         |     |    |    |          |          |     |     |          |          |          |          |    |          |
|Preferred |         |     |    |    |          |          |     |     |          |          |          |          |    |          |
|Stock*    |         |     |    |    |          |          |     |     |          |          |          |          |    |          |
|----------|---------|-----|----|----|----------|----------|-----|-----|----------|----------|----------|----------|----|----------|
|Non-      |3.00/sh. |     |    |    | 93,750   |          |3/27 |3/31 | Common   | 93,750   |          | 93,750   | D  |          |
|Qualified |         |     |    |    |          |          |/96  |/01  | Stock    |          |          |          |    |          |
|Stock     |         |     |    |    |          |          |     |     |          |          |          |          |    |          |
|Option    |         |     |    |    |          |          |     |     |          |          |          |          |    |          |
|----------|---------|-----|----|----|----------|----------|-----|-----|----------|----------|----------|----------|----|----------|
|Incentive |1.788/sh.|     |    |    |          |          |12/2 |6/1  | Common   | 55,000   |          | 55,000   | D  |          |
|Stock     |         |     |    |    |          |          |/98  |/03  | Stock    |          |          |          |    |          |
| Option   |         |     |    |    |          |          |     |     |          |          |          |          |    |          |
|----------|---------|-----|----|----|----------|----------|-----|-----|----------|----------|----------|----------|----|----------|
|Non-      |1.625/sh.|     |    |    |          |          |12/2 |6/1  | Common   | 55,000   |          | 55,000   | D  |          |
|Qualified |         |     |    |    |          |          |/98  |/08  | Stock    |          |          |          |    |          |
|Stock     |         |     |    |    |          |          |     |     |          |          |          |          |    |          |
|Option    |         |     |    |    |          |          |     |     |          |          |          |          |    |          |
|----------|---------|-----|----|----|----------|----------|-----|-----|----------|----------|----------|----------|----|----------|
|Incentive |1.0318/  |     |    |    |          |          |6/23 |12/23| Common   | 35,000   |          | 35,000   | D  |          |
|Stock     |sh.      |     |    |    |          |          |/99  |/03  | Stock    |          |          |          |    |          |
|Option    |         |     |    |    |          |          |     |     |          |          |          |          |    |          |
|----------|---------|-----|----|----|----------|----------|-----|-----|----------|----------|----------|----------|----|----------|
|Non-      |.93/sh.  |     |    |    |          |          |6/23 |12/23| Common   | 35,000   |          | 35,000   | D  |          |
|Qualified |         |     |    |    |          |          |/99  |/08  |          |          |          |          |    |          |
|Stock     |         |     |    |    |          |          |     |     |          |          |          |          |    |          |
|Option    |         |     |    |    |          |          |     |     |          |          |          |          |    |          |
|----------|---------|-----|----|----|----------|----------|-----|-----|----------|----------|----------|----------|----|----------|
Explanation  of  Responses:  **The  Reporting  Person  is  a  stockholder of a privately held New Jersey Subchapter "S" corporation,
Heart  to Heart Health Care Services, Inc. ("Heart to Heart"), in which he owns 37.5% of the outstanding equity  shares. On July 29,
1999,  Heart  to  Heart,  which is the holder of the Issuer's promissory note in the face amount of $550,000 bearing interest at the rate  of  9% per annum, converted $100,000 of the principal amount into 110,375 shares of the Issuer's Class A Convertible Preferred
Stock  at  a  price of $.906 per share.  Each share is convertible at any time into one share of the Issuer's Common  Stock.  As the owner  of 37.5% of the equity of Heart to Heart, the Reporting Person is receiving 41,391 shares of the Issuer's Class A Convertible
Preferred  Stock.  The  source  of  funds  used  to  purchase  shares  was  a  $37,500  portion  of  the  Issuer's  indebtedness.

**Intentional misstatements or omissions of facts constitute Federal           /s/ Jerry Braun                           08/10/1999
  Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).          --------------------------------------------  ----------
                                                                               **Signature of Reporting Person              Date
Note: File three copies of this form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.                                           SEC 1474 (7-98)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMD Number